Todd Taylor
Vice President and Principal Accounting Officer
1025 West NASA Boulevard
Melbourne, FL 32919

Via Electronic Submission (Correspondence)

January 30, 2020
Heather Clark
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    L3Harris Technologies, Inc.
Form 10-K for the Fiscal Year ended June 28, 2019
Form 8-K furnished October 30, 2019
File No. 001-03863

Dear Ms. Clark:

Reference is made to your letter (the “Comment Letter”) dated January 21, 2020 containing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on L3Harris Technologies, Inc.’s (“L3Harris” or the “Company”) Form 8-K furnished on October 30, 2019.  On behalf of L3Harris, I submit this letter to confirm the telephone conversation on January 29, 2020, between you, Ms. Claire Erlanger of the Staff and Ms. Christy Adams of the Office of Chief Accountant of the Commission, on one hand, and me and Robert A. Johnson Jr., Vice President, Associate General Counsel – Corporate and Assistant Secretary of the Company, on the other hand, pursuant to which the Company requested and the Staff representatives and Ms. Adams agreed to an extension until February 18, 2020 for the Company’s response to the Comment Letter.

If you have any questions, please do not hesitate to contact me at (321) 724‑3536.

Very truly yours,

/s/ Todd Taylor
Todd Taylor
Vice President and Principal Accounting Officer

cc:	Claire Erlanger, Securities and Exchange Commission
Jay Malave, Senior Vice President and Chief Financial Officer, L3Harris
Scott T. Mikuen, Senior Vice President, General Counsel and Secretary, L3Harris
Robert A. Johnson Jr., Vice President, Associate General Counsel, L3Harris